Exhibit 3.13

LIMITED LIABILITY COMPANY AGREEMENT

OF

PVG GP, LLC

A Delaware Limited Liability Company

This LIMITED LIABILITY COMPANY AGREEMENT OF PVG GP, LLC (this “Agreement”), dated as of September 6, 2006, is adopted, executed, and agreed to by the sole Member (as defined below).

1.    Formation.    PVG GP, LLC (the “Company”) has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2.    Term.    The Company shall have a perpetual existence.

3.    Purposes.    The purposes of the Company are to carry on any lawful business, purpose, or activity for which limited liability companies may be formed under the Act.

4.    Sole Member.    Penn Virginia Resource GP Corp., a Delaware corporation, shall be the sole member of the Company (the “Member”).

5.    Contributions.    The Member has made an initial contribution to the capital of the Company in the amount of $1,000.00. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6.    Distributions.    The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company and (b) to enjoy all other rights, benefits, and interests in the Company.

7.    Management by Member.    The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member. The management of the Company is reserved to the Member, and the Company shall not have “managers,” as that term is used in the Act.

8.    Officers.    Unless determined otherwise by the Member, the Member shall appoint agents of the Company, referred to as “Officers,” to carry out the Member’s decisions and the day-to-day activities of the Company. The current slate of Officers is set forth herein at Sections 8 (f) (i)—(vi), and shall be deemed to have been appointed by the Member in accordance with this Section 8. Unless determined otherwise by the Member, the Officers shall have the titles, power, authority and duties described below in this Section 8:

(a)    Titles.    The Officers of the Company shall be the Chief Executive Officer, the President, one or more Vice Presidents (any one or more of whom may be designated Executive Vice President, Senior Vice President or similar titles), the Secretary, one or more Assistant Secretaries, the Treasurer, one or more Assistant Treasurers, and such other Officers as the Member may from time to time elect or appoint.

(b)    Term.    Each Officer shall hold office until his successor shall be duly elected and shall qualify or until his death, resignation or removal. Any number of offices may be held by the same person.

(c)    Removal.    Any Officer elected or appointed by the Member may be removed, with or without cause, by the Member, but such removal shall be without prejudice to the contract rights, if any, of the Officer so removed. Election or appointment of an Officer shall not of itself create contract rights.

(d)    Resignation.    Any Officer may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(e)    Vacancies.    Any vacancy occurring in any office of the Company may be filled by the Member.

(f)    Powers.

(i)    Chief Executive Officer.    The Chief Executive Officer of the Company shall have general executive charge, management, and control of the properties and operations of the Company in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. The current Chief Executive Officer is A. James Dearlove.

(ii)    President.    The President shall have such powers and duties as may be assigned to him by the Member or the Chief Executive Officer, and shall exercise the powers of the Chief Executive Officer during that officer’s absence, inability to act or refusal to act. The current President is A. James Dearlove.

(iii)    Vice Presidents.    Each Vice President shall have such powers and duties as may be assigned to him by the Member, the Chief Executive Officer or the President, and (in order of their seniority as determined by the Member, or in the absence of such determination, as determined by the length of time they have held the office of Vice President) shall exercise the powers of the President during that officer’s absence, inability to act or refusal to act. The current Vice President is Nancy M. Snyder.

(iv)    Secretary.    The Secretary shall have such powers and duties as from time to time may be assigned to him by the Chief Executive Officer, the President or the Member. The current Secretary is Jean M. Whitehead.

(v)    Assistant Secretary.    The Assistant Secretary shall have such powers and duties as from time to time may be assigned to him by the Member, the Chief Executive Officer, the President or the Secretary. The Assistant Secretaries shall exercise the powers of the Secretary during that Officer’s absence or inability or refusal to act.

(vi)    Treasurer.    The Treasurer shall have responsibility for the custody and control of all the funds and securities of the Company, and he shall have such other powers and duties as from time to time may be bond for the faithful discharge of his duties in such form as the Member may require. The current Treasurer is Steven A. Hartman.

(vii)    Assistant Treasurers.    Each Assistant Treasurer shall have the usual powers and duties pertaining to his office, together with such other powers and duties as from time to time may be assigned to him by the Chief Executive Officer, the President or the Member. The Assistant Treasurers shall exercise the powers of the Treasurer during that Officer’s absence or inability or refusal to act.

9.    Dissolution.    The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect. No other event (including, without limitation, an event described in Section 18-801(4) of the Act) will cause the Company to dissolve.

10.    Governing Law.    THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

IN WITNESS WHEREOF, the undersigned, being the sole member of the Company, has caused this Limited Liability Company Agreement to be duly executed as of September 6, 2006.

PENN VIRGINIA RESOURCE GP CORP. as Sole Member

By:	/s/ NANCY M. SNYDER Nancy M. Snyder Vice President